As filed with the Securities and Exchange Commission on December 12, 2001

File No. 070-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-1
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
Northern States Power Company (Minnesota)
Northern States Power Company (Wisconsin)
Public Service Company of Colorado
Southwestern Public Service Company
XERS Inc.
Xcel Energy Markets Holdings Inc.
e prime inc. and its subsidiaries
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.

(Name of top registered holding company parent)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Robert J. Joseph
Jones, Day, Reavis & Pogue
77 West Wacker
Suite 3500
Chicago, IL 60601
(312) 782-3939

Item 1. Description of the Proposed Transaction
A. Introduction and General Request
1. Introduction
2. General Request
B. Description of the Parties to the Transaction
C. Description of the Specific Requests
1. Expanded Home Services
2. Energy Marketing and Brokering
3. Acquisition of Energy Assets
Item 2. Fees, Commissions and Expenses
Item 3. Applicable Statutory Provisions
Item 4. Regulatory Approvals
Item 5. Procedure
Item 6. Exhibits and Financial Statements
A. Exhibits
B. Financial Statements
Item 7. Information as to Environmental Effects
Proposed Form of Notice

Item 1. Description of the Proposed Transaction	1
A. Introduction and General Request	1
1. Introduction	1
2. General Request	1
B. Description of the Parties to the Transaction	1
C. Description of the Specific Requests	2
1. Expanded Home Services	2
2. Energy Marketing and Brokering	5
3. Acquisition of Energy Assets	5
Item 2. Fees, Commissions and Expenses	8
Item 3. Applicable Statutory Provisions	8
Item 4. Regulatory Approvals	9
Item 5. Procedure	9
Item 6. Exhibits and Financial Statements	9
A. Exhibits	9
B. Financial Statements	10
Item 7. Information as to Environmental Effects	13
Proposed Form of Notice

i

Item 1.   Description of the Proposed Transaction

        A.     Introduction and General Request

                1.     Introduction

                Xcel Energy Inc. (“Xcel Energy”) is a Minnesota corporation and holding company registered under the Public Utility Holding Company Act of 1935, as amended (the “1935 Act” or the “Act”). This Application-Declaration (“Application”) seeks approval of several transactions involving subsidiaries of Xcel Energy, i.e., Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), Public Service Company of Colorado, Southwestern Public Service Company, XERS Inc., Xcel Energy Markets Holdings Inc. and e prime inc. (collectively, the “Applicants”).

                2.     General Request

                Applicants seek authorization and approval of the Securities and Exchange Commission (the “Commission”) for:

                (a)  Northern States Power Company (Minnesota) (“NSP-M”) and Public Service Company of Colorado (“PSCo”) to expand their appliance warranty and repair programs for residential customers to include additional home services such as home inspection and electrical and plumbing services as described below; and for Northern States Power Company (Wisconsin), Southwestern Public Service Company (“SPS”) and XERS Inc. (“XERS”) to engage in similar home services including appliance warranty and repair and electrical and plumbing services.

                (b)  Xcel Energy Markets Holdings Inc. (“XEMH”), e prime inc. (“e prime ”) and their current and future subsidiaries to (i) engage in energy marketing and brokering activities in Canada and (ii) to invest up to $750 million in the acquisition of various energy assets that are incidental and related to its marketing and brokering business.

        B.     Description of the Parties to the Transaction

                (a)  Utility Subsidiaries

                NSP-M, a Minnesota corporation, is a first-tier, wholly-owned public utility subsidiary of Xcel Energy. NSP-M is engaged primarily in the generation, transmission and distribution of electricity in portions of Minnesota, North Dakota and South Dakota. NSP-M also purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in those same states. For a number of years, NSP-M has operated an appliance warranty and repair program for residential customers, covering appliances including heating and air conditioning systems, water heaters, refrigerators, dishwashers and clothes washers (known as the “NSP Advantage Service”).

                PSCo, a Colorado corporation, is a first-tier, wholly-owned public utility subsidiary of Xcel Energy. PSCo is engaged principally in the generation, purchase, transmission and sale of electricity and the purchase, transportation, distribution and sale of natural gas. PSCo serves approximately 1.2 million electric customers and approximately 1.1 million gas customers in Colorado.

                NSP-W, Wisconsin corporation, is a first-tier, wholly-owned public utility subsidiary of Xcel Energy. NSP-W is engaged in the generation, transmission and distribution of electricity to approximately 225,000 retail customers in northwestern Wisconsin and in the western portion of the Upper Peninsula of Michigan. NSP-W is also engaged in the distribution and sale of natural gas in the same service territory to approximately 85,000 customers in Wisconsin and Michigan.

                SPS, a New Mexico corporation, is a first-tier, wholly-owned public utility subsidiary of Xcel Energy. SPS is engaged primarily in the generation, transmission, distribution and sale of electricity. SPS serves approximately 390,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas. The wholesale customers served by SPS comprise approximately 34 percent of the total kilowatt-hour sales.

                (b)  XERS Inc.

                XERS is a wholly-owned second-tier subsidiary of Xcel Energy. XERS is not a public utility under the Act. XERS currently provides energy management and efficiency services.

                (c)  Xcel Energy Markets Holdings Inc.

                XEMH is a wholly-owned first tier subsidiary of Xcel Energy. XEMH also is an intermediate holding company, owning all of the capital stock of e prime, among others.

                (d)  e prime, inc.

                e prime, a Colorado corporation, engages in nonutility activities both directly and indirectly though subsidiaries.1 Direct activities of e prime consist of energy marketing, trading and brokering and risk management and asset management. In March 1996, e prime received the authorization of the Federal Energy Regulatory Commission (“FERC”) to act as a power marketer. e prime provides value added energy-related products and services to over 2,200 end-use customers and utilities nationwide.

        C.     Description of the Specific Requests

                1.     Expanded Home Services

                NSP has operated an appliance warranty and repair program for several years. In the Form U-1 Application2 requesting approval of the Northern States Power/New Century Energies merger, Northern States Power described the program as follows:

[1] Texas Ohio Pipeline, Inc.; e prime Florida, Inc., e prime Georgia, Inc. and Young Gas Storage Company.

[2] File No. 070-9539.

Appliance Warranty and Repair Services: NSP provides an appliance warranty and repair program for residential customers (known as “NSP Advantage Service”). The service is similar to that offered by many other electric and/or gas utilities in the region. Appliances covered include heating and air conditioning systems, water heaters, refrigerators, dishwashers and clothes washers.

                In the order approving this merger (Holding Company Act Release No. 27212 (August 16, 2000)) (the “Xcel Energy Merger Order”), the Commission agreed that this business was retainable pursuant to Rule 58(b)(1)(iv). Similarly, PSCo provides repair services and warranties to customers in connection with certain household appliances. Additionally, PSCo may lease certain large appliances, such as heating, ventilation and air conditioning systems, lighting systems and chillers to industrial customers. All of these services were approved in New Century Energies, Holding Company Act Release No. 26748 (Aug. 1, 1997).

                NSP-W and SPS now desire to engage in home service similar to those currently provided by NSP-M and PSCo, and all four of the utility subsidiaries, NSP-M, NSP-W, PSCo and SPS desire to expand these services to include other household services, including electrical and plumbing services and related structures, as well as associated home inspections, for persons in their service territories. Applicants believe that the requested expansion of permitted services is limited in scope and should allow Applicants to better service the needs of their customers. Customers of NSP-M and PSCo that receive the appliance warranty and repair service also request frequently electrical and plumbing services.

                The Utility Subsidiaries would like to be able to offer their customers the electrical and plumbing services they have requested, and which are sometimes related to the appliances being examined and warranted. Applicants believe that the provision of electrical and plumbing services and home inspections would be a logical extension of the current services they provide. Although these services do not fit squarely within Rule 58(b)(1)(iv), or any of the other Rule 58 exemptions, we believe there is ample Commission precedent for permitting these types of activities. In particular, we note that these services are among the types of services that have been referred to as “energy management services,” which are permissible under Rule 58(b)(1)(i).

                In GPU, Inc., et al., Holding Company Act Release No. 27165 (April 14, 2000), the Commission stated:

The Commission also has allowed nonutility subsidiaries of registered holding companies to offer various types of energy management services to both affiliates and nonaffiliates. These services have included the design, construction and installation, and maintenance of new and retrofit heating, ventilating, and air conditioning (“HVAC”), electrical and power systems, motors, pumps, lighting, water and plumbing systems. (emphasis added)

                In support of this statement, the Commission cited to Conectiv, Inc., Holding Company Act Release No. 35-26832 (Feb. 25, 1998) (authorizing a nonutility subsidiary to offer energy management services to nonassociate industrial, commercial and residential customers); Cinergy Corp., Holding Company Act Release No. 26662 (Feb. 7, 1997) (approving the formation of a nonutility subsidiary offering energy management and other services to nonaffiliates on a nationwide basis); Interstate Energy Corp., Holding Company Act Release No. 27069 (August 26, 1999) (authorizing subsidiaries of Alliant Energy Resources to offer energy management services including the construction, installation and maintenance of HVAC, electrical and power systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, to nonassociate companies both nationally and internationally).

                Subsequent to the GPU order, the Commission also has authorized the provision of similar energy management services by Progress Energy (Holding Company Act Release No. 27297 (December 12, 2000)); Energy East (Holding Company Act Release No. 27228 (Sept. 12, 2000)) and Cinergy Corp. (Holding Company Act Release No. 27393 (May 4, 2001).

                Although these orders do not directly address home inspection services, the Applicants believe that this service is a natural extension of the product and one likely result of an expanded home inspection would be the identification of deficiencies and possible improvements that could lead to energy savings for the customers. Currently, a certain level of inspection occurs as part of the warranty product offering. When customers request appliance warranty service, NSP-M or PSCo, as the case may be, will send someone out to the customer’s home to inspect and examine the warranted appliances to determine if there are any pre-existing conditions that would not be covered by the warranty offering. Frequently, while the company representative is inspecting the warrantied portions, the customer will ask if the person could inspect other areas of the home, such as the roof, the electrical systems and the plumbing. The Utility Subsidiaries would like to offer their customers the option, for an additional charge, to receive an expanded home inspection service when they sign up for the warranty program, so that in addition to ensuring that the appliance qualifies for the warranty, the customer would also have the rest of their house inspected also. As noted above, most home inspections cover energy management actions that a customer can take to manage and reduce their consumption and in this regard, the inspection service could be viewed as an energy management service.

                In each of the situations cited above, it appears that the services were being performed by non-utility subsidiaries, rather than by the regulated utility, this fact, though, should not cause the result to be any different. So long as the state public utility commission does not object to the utility providing these services, the Commission should not care whether the energy-related service is being provided directly by the utility or by a non-utility subsidiary. In fact, when the Commission approved the retention of the NSP Advantage Service business in the Xcel Energy Merger Order, the service was being provided directly by NSP.

                Therefore, Applicants request authority for the Utility Subsidiaries to engage in the appliance warranty and repair programs for residential customers, including the additional home services described above.

                Applicants also believe that it may become desirable at some point to have these services provided by an unregulated affiliate, such as XERS Inc., either in lieu of, or in addition to, the Utility Subsidiaries. To the extent the provision of these services by XERS Inc. would not otherwise already be permitted under the Act, Applicants request authority for XERS to engage in these home services. As discussed above, there is ample Commission precedent for nonutility affiliates to engage in very similar services.

                2.     Energy Marketing and Brokering

                In the Xcel Energy Merger Order, the Commission authorized the retention of e prime’s energy marketing and brokering business in the United States. At that time, e prime committed that it would not directly or indirectly engage in energy marketing and brokering activities outside the United States without separate Commission authorization. e prime is now seeking authority to engage in brokering and marketing of electricity, natural gas and other energy commodities in Canada.

                The Commission has previously granted authority to nonutility subsidiaries to engage in energy marketing and brokering activities outside the United States in Canada and Mexico.3 The Commission has consistently found that given the integrated nature of the United States-Canadian energy market, the Commission believes that the conduct of energy marketing and brokering activities in Canada satisfies the functional relationship standard the Commission employed to evaluate other activities outside the service territory of a registered holding company.4

                In light of the precedent as noted, Xcel Energy respectfully requests authority for e prime to conduct energy marketing and brokering activities in Canada.

                3.     Acquisition of Energy Assets

                XEMH and e prime request authority to invest, from time to time, directly or indirectly through their current or future subsidiaries up to $750 million (the “Investment Limitation”) through December 31, 2005 (the “Authorization Period”) to construct or acquire gas and other energy assets that are incidental and related to its energy marketing and brokering business (“Energy Assets”) or to acquire one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets.5 Such Energy Assets (or equity assets of companies owning Energy Assets) may be acquired for cash or in exchange for common stock of Xcel Energy or other securities of Xcel Energy or e prime or any combination

        3 Cinergy Corp. (Holding Company Act Release No. 27393 (May 4, 2001) (approving the brokering and marketing of energy commodities in the United States and Canada, and reserving jurisdiction for such services in the rest of the world pending completion of the record); Energy East Corp., Holding Co. Act Release No. 27228 (Sep. 12, 2000) (reserving jurisdiction over energy marketing activities outside the United States and Canada pending completion of the record); American Elect. Power Co., Holding Co. Act Release No. 27062 (Aug. 19, 1999) (approving request to broker and market electric power, natural and manufactured gas, emission allowances, coal, oil, refined petroleum products and natural gas liquids at wholesale and retail in Canada); Southern Energy, Inc., Holding Co. Act Release No. 27020 (May 13, 1999) (approving the brokering and marketing of electricity, natural gas and other energy commodities in Canada).

        4 See Southern Energy, Inc., Holding Co. Act Release No. 27020 (May 13, 1999).

        5 Energy Assets include, but are not limited to, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities.

of the foregoing. If common stock of Xcel Energy is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. Under no circumstances will the acquisition and ownership of such Energy Assets cause e prime or any subsidiary of e prime to be or become an “electric utility company” or a “gas utility company,” as defined in Section 2(a)(3) and 2(a)(4) of the Act.

                As the Commission has recognized in various previous decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day business.6

                Gas marketers today must be able to offer their customers a variety of value-added, or “bundled” services, such as gas storage and processing, that the interstate pipelines offered prior to FERC Order 636.7 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers today with which e prime competes own substantial physical assets of the type described herein. Enron, Dynegy, El Paso, Western Gas Resources, Pan Canadian Energy Services, Duke, Aquila and Williams are some of e prime’s competitors that own such physical assets.

                To illustrate how the Energy Assets would support the marketing activities of e prime, the acquisition of production, gathering, processing, and storage capacity provide energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, variable usage requirements by end use customers, or other volatilities imposed by the market. Storage and pipeline assets allow energy marketers to “bank” low cost supplies for use during periods of high volatility or take advantage of price differentials or basis spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer’s balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

        6 See, e.g., Progress Energy, Inc., Holding Co. Act Release No. 35-27297 (Dec. 12, 2000) (Granting authority to invest up to $500 million in the acquisition or construction of energy related assets that are incidental to energy marketing and brokering); Interstate Energy Corp., Holding Co. Act Release No. 35-27069 (Aug. 26, 1999); Ameren Corporation, Holding Co. Act Release No. 35-27053 (July 23, 1999); SEI Holdings Inc., 62 SEC Docket 2493 (September 26, 1997).

        7 See FERC Order 636, FERC Stats. & Regs. P. 30,939, “Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol,” 57 Fed. Reg. 13,270 (April 16, 1992).

                It is the intention of e prime to add to e prime’s and its subsidiaries’ existing base of non-utility, marketing-related, assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas or power marketing companies which own significant physical assets in the areas of gas production, processing, storage, transportation or generation). Ultimately, it is e prime’s objective to control a substantial portfolio of Energy Assets that would provide the Xcel Energy system with the flexibility and capacity to compete for sales in all major markets in the United States and in Canada.

                As indicated, e prime wishes to have the flexibility to acquire Energy Assets in cash transactions or in transactions in which the seller may wish to receive common stock or other securities of Xcel Energy or e prime. A seller of Energy Assets may, for example, wish to arrange a tax-free transaction in which it receives common stock of Xcel Energy. From the perspective of e prime, having the flexibility to arrange a tax-free transaction may lower the seller’s overall sales price. Accordingly, in order to provide the maximum flexibility, Xcel Energy requests authorization to issue securities in order to finance the purchase or construction of Energy Assets, or the purchase of the securities of companies owning Energy Assets, by e prime and its subsidiaries, in an aggregate amount not to exceed $750 million, such securities to consist of any combination of (i) shares of common stock of Xcel Energy, (ii) borrowings by Xcel Energy from banks or other financial institutions under credit lines or otherwise, (iii) guarantees of indebtedness issued by e prime or any existing or new subsidiary of e prime, or (iv) guarantees of securities issued by any special purpose financing subsidiary of Xcel Energy organized specifically for the purpose of financing any such acquisition. The maturity dates, interest rates, and other provisions, if any, with respect to the securities, as well as any associated commitment, placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable documentation setting forth such terms; provided, however, that Xcel will not issue and sell any such securities at interest rates in excess of those generally obtainable at the time of pricing or repricing thereof for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets.

                In turn, to the extent not exempt under Rule 52 and/or Rule 45(b), e prime and its subsidiaries, or any special purpose financing subsidiary, also propose to issue debt or equity securities of any type, including guarantees as appropriate, from time to time during the Authorization Period to finance acquisitions of Energy Assets. Such financings in aggregate with any Xcel Energy financings for which approval is requested above and any financings performed on an exempt basis under Rule 52 will not exceed the Investment Limitation.

                Any debt security issued to Xcel Energy to evidence loans by Xcel Energy will comply with the requirements of Rule 52(b)(2). The financing authorization sought herein is in addition to the financing authority Xcel Energy and its subsidiaries obtained in the order of the Commission dated August 22, 2000 (Holding Company Act Release No. 35-27218).

Item 2.   Fees, Commissions and Expenses

                The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $20,000.

Item 3.   Applicable Statutory Provisions

                Sections 6(a), 7, 9, 10, 11 and 12 of the Act and Rules 45, 52, 54, and 58 are considered applicable to the proposed transactions as described below:

TRANSACTION	APPLICABLE SECTION OR RULE

Expanded home services	Sections 9(a) and 10 and Rule 58

Acquisition of Energy Assets	Sections 9(a) and 10

Energy marketing and brokering in Canada	Sections 9(a), 10, 11(b)(1), 32, 33, 34 and Rules 53, 54 and 58

Issuance and sale of debt securities, equity securities or guarantees by Xcel Energy, e prime or any subsidiary of e prime or any special purpose finance subsidiary for the purpose of financing the acquisition or construction of Energy Assets	Section 6(a), 7, 12(b) and Rules 45 and 52(b)

                To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

                (a)  Rule 54 Analysis.

                Rule 54 provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. Xcel Energy currently satisfies all of the conditions of Rule 53(a), (b) and (c).

                As of September 30, 2001, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), in EWGs and FUCOs was approximately $910.1 million. This amount is equal to approximately 37.9% of Xcel Energy’s average “consolidated retained earnings,” also as defined in Rule 53(a)(l), for the four quarters ended September 30, 2001, of approximately $2.399 billion, which is within the 50% “safe harbor” limitation contained in the rule.

                Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.   Regulatory Approvals

                No state commission has jurisdiction over the proposed transactions. The pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain acquisitions of Energy Assets or companies owning Energy Assets, depending upon, among other factors, the dollar amount of any such transaction. Also, the FERC may have jurisdiction over acquisitions of companies owning Energy Assets under Section 203 of the Federal Power Act if such companies engage in electric power marketing.

Item 5.   Procedure

                The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration by December 20, 2001; such notice specifying January 21, 2001 as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

        A.     Exhibits

Exhibit No.	Description of Document

A.	None

B.	None

C.	None

D.	None

E.	NA

F.	Opinion of counsel (to be filed by amendment)

G.	Proposed form of notice

        B.     Financial Statements

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy Inc. as of December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Xcel Energy for the year ended December 31, 2000, File No. 1-3034)

1.2	Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Xcel Energy for the year ended December 31, 2000, File No. 1-3034)

1.3	Consolidated Balance Sheet of Xcel Energy Inc. as of September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Xcel Energy for the quarter ended September 30, 2001, File No. 1-3034)

1.4	Consolidated Statement of Income of Xcel Energy Inc. for the nine months ended September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Xcel Energy for the quarter ended September 30, 2001, File No. 1-3034)

1.5	Consolidated Balance Sheet of Northern States Power Company (Minnesota) as of December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Northern States Power Company (Minnesota) for the year ended December 31, 2000, File No. 000-31709)

1.6	Consolidated Statement of Income of Northern States Power Company (Minnesota) for the year ended December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Northern States Power Company (Minnesota) for the year ended December 31, 2000, File No. 000-31709)

1.7	Consolidated Balance Sheet of Northern States Power Company (Minnesota) as of September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Northern States Power Company (Minnesota) for quarter ended September 30, 2001, File No. 000-31709)

1.8	Consolidated Statement of Income of Northern States Power Company (Minnesota) for the nine months ended September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Northern States Power Company (Minnesota) for the quarter ended September 30, 2001, File No. 000-31709)

1.9	Consolidated Balance Sheet of Northern States Power Company (Wisconsin) as of December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Northern States Power Company (Wisconsin) for the year ended December 31, 2000, File No. 001-3140)

1.10	Consolidated Statement of Income of Northern States Power Company (Wisconsin) for the year ended December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Northern States Power Company (Wisconsin) for the year ended December 31, 2000, File No. 001-3140)

1.11	Consolidated Balance Sheet of Northern States Power Company (Wisconsin) as of September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Northern States Power Company (Wisconsin) for the quarter ended September 30, 2001, File No. 001-3140)

1.12	Consolidated Statement of Income of Northern States Power Company (Wisconsin) for the nine months ended September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Northern States Power Company (Wisconsin) for the nine months ended September 30, 2001, File No. 001-3140)

1.13	Consolidated Balance Sheet of Public Service Company of Colorado as of December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Public Service Company of Colorado for the year ended December 31, 2000, File No. 001-3280)

1.14	Consolidated Statement of Income of Public Service Company of Colorado for the year ended December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Public Service Company of Colorado for the year ended December 31, 2000, File No. 001-3280)

1.15	Consolidated Balance Sheet of Public Service Company of Colorado as of September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Public Service Company of Colorado for the quarter ended September 30, 2001, File No. 001-3280)

1.16	Consolidated Statement of Income of Public Service Company of Colorado for the nine months ended September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Public Service Company of Colorado for the nine months ended September 30, 2001, File No. 001-3280)

1.17	Consolidated Balance Sheet of Southwestern Public Service Company as of December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Southwestern Public Service Company for the year ended December 31, 2000, File No. 001-3789

1.18	Consolidated Statement of Income of Southwestern Public Service Company for the year ended December 31, 2000 (incorporated by reference to the Annual Report on Form 10-K of Southwestern Public Service Company for the year ended December 31, 2000, File No. 001-3789)

1.19	Consolidated Balance Sheet of Southwestern Public Service Company as of September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Southwestern Public Service Company for the quarter ended September 30, 2001, File No. 001-3789)

1.20	Consolidated Statement of Income of Southwestern Public Service Company for the nine months ended September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q of Southwestern Public Service Company for the quarter ended September 30, 2001, File No. 001-3789)

1.21	Consolidated Balance Sheet of Xcel Energy Markets Holding Inc. as of December 31, 2000 (incorporated by reference to Exhibit 15 to Rule 24 Certificate of Xcel Energy Inc. filed on March 31, 2001, File No. 70-9635)

1.22	Consolidated Balance Sheet of Xcel Energy Markets Holdings Inc. as of September 30, 2001 (incorporated by reference to Exhibit 15 to Rule 24 Certificate of Xcel Energy Inc. filed on November 29, 2001, File No. 70-9635)

1.23	Consolidated Balance Sheet of e prime as of December 31, 2000 (incorporated by reference to Exhibit 16 to Rule 24 Certificate of Xcel Energy Inc. filed on March 31, 2001, File No. 70-9635)

1.24	Consolidated Balance Sheet of e prime as of September 30, 2001 (incorporated by reference to Exhibit 16 to Rule 24 Certificate of Xcel Energy Inc. filed on November 29, 2001, File No. 70-9635

1.25	Consolidated Balance Sheet of XERS as of September 30, 2001 (incorporated by reference to Exhibit 30 to Rule 24 Certificate of Xcel Energy Inc., filed on November 29, 2001 File No. 70-9635)

Item 7.   Information as to Environmental Effects

                The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application/ Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date December 12, 2001

Xcel Energy Inc.

By /s/ Gary R. Johnson Gary R. Johnson Vice President and General Counsel

Northern States Power Company (Minnesota)
Northern States Power Company (Wisconsin)
Public Service Company of Colorado
Southwestern Public Service Company
XERS Inc.
Xcel Energy Market Holdings Inc.
e prime inc. and its subsidiaries

By: Xcel Energy Inc.

By /s/ Gary R. Johnson Gary R. Johnson Vice President and General Counsel